File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                 (Names and address of foreign utility company)

                            Kepco Ilijan Corporation
                          (Republic of the Philippines)
                                Suite 2501-A 25/F
                         Tektite Tower 1, Exchange Road
                           Ortigas Centre, Pasig City

                      (Name and address of filing company)

                              Southern Energy, Inc.
                     1155 Perimeter Center West - Suite 100
                             Atlanta, Georgia 30338

            The Commission is requested to address communications to:

        Marce Fuller, President                      John D. McLanahan, Esq.
         Southern Energy, Inc.                         Troutman Sanders LLP
1155 Perimeter Center West - Suite 100              600 Peachtree Street, N.E.
        Atlanta, Georgia 30338                              Suite 5200
                                                   Atlanta, Georgia 30308-2216





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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         Kepco Ilijan Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) ("Keilco") has been organized to own and operate a natural gas fired combined cycle electric power generating plant located at Ilijan, Batangas City, Republic of the Phillipines, which will generate electric power for sale and delivery to the national utility, National Power Corporation. The address of Keilco is Suite 2501-A 25/F, Tektite Tower 1, Exchange Road, Ortigas Centre, Pasig City, Republic of the Philippines. A forty-one percent interest in Keilco will be held by Southern Diamond Holding Corporation, an intermediate subsidiary of Southern Energy, Inc. A fifty--one percent interest in Keilco will be held by Kepco International Philippines, Inc. (a corporation organized and existing under the laws of the Republic of the Philippines), with its address located at Suite 2501-A 25/F,Tektite Tower 1, Exchange Road, Ortigas Centre, Pasig City, Republic of the Philipines. An eight percent interest in Keilco will be held by Kyuden Ilijan Holding Corporation (a corporation organized and existing under the laws of the Republic of the Philippines) , c/o Kyushu Electric Power Co., Inc., 1-82 Watanabe-Dori, 2 Chome, Chuo-ku Fukuoka, 810-8720, Japan.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern Company (the parent company of Southern Energy, Inc.), are associate companies of Keilco:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company
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         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Keilco, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A

                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Southern Energy, Inc.



                                    By:  /s/Elizabeth B. Chandler
                                         Elizabeth B. Chandler
                                            Vice President

Date: November 9, 2000.